Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. SECURES TIME CHARTER EMPLOYMENT FOR
ITS TWO HANDY VESSELS
July 17, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that it has entered into time charter contracts with MUR Shipping BV, a first class charterer, for its two handy dry bulk carriers, the m/v African Oryx and the m/v African Zebra, for a period of minimum twenty two (22) to twenty five (25) months at gross floor charter rates of $7,000 and $7,500 respectively per day and a 50% adjusted profit share to be distributed equally between owners and charterers calculated on the average spot Time Charter Routes derived from the Baltic Supramax Index. The charters will commence on July 17, 2009 and July 20, 2009 respectively, upon delivery from their current commitments.
Based on the floor rates, this employment is anticipated to generate at least $9.7 million of gross revenues for the minimum scheduled period of the charters.
The m/v African Oryx is a 24,110 dwt handysize dry bulk carrier built in 1997 and the m/v African Zebra is a 38,623 dwt handymax dry bulk carrier built in 1985.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “We are pleased to have secured our two handy vessels under long term employment to a first class charterer. The minimum floor employment rates for the m/v African Oryx and the m/v African Zebra are well above break-even operating costs and the added incentive of the profit sharing arrangement allows us to benefit from the potential market upside. We continue to look for opportunities to secure charter coverage for our remaining four vessels. Our strategy is to employ our vessels predominantly under long term coverage generating stable and visible cash flows.”
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 316,676 dwt and an average fleet age of approximately 11 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.

For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

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